[Letterhead of Sanmina-SCI Corporation]

VIA EDGAR AND FACSIMILE TRANSMISSION

August 27, 2007

Ms. Julia E. Griffith

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549-0303

Re:                             Sanmina-SCI Corporation
Schedule TO-I filed July 30, 2007
File No. 005-42923

Dear Ms. Griffith:

As referenced in a letter of even date herewith from Jon Layman of Wilson Sonsini Goodrich & Rosati, P.C., this letter confirms the understanding of Sanmina-SCI Corporation (the “Company”) that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns with respect to the foregoing, please contact the undersigned at (408) 964-3613 or by facsimile at (408) 964-3636.

Sincerely,

/s/ DAVID L. WHITE
David L. White
Executive Vice President of Finance and Chief Financial Officer